FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 30, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

June 30, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON SPECIAL COMMITTEE RECOMMENDS AGAINST AMENDED COEUR PROPOSAL

Wheaton River Minerals Ltd. (“Wheaton”) today announced that, following a review of the amended proposal from Coeur d’Alene Mines Corporation (“Coeur”) announced on June 29, 2004, the Special Committee of the board of directors of Wheaton:

- Concluded that the transaction with IAMGold continues to be more advantageous to the  shareholders of Wheaton than the amended proposal from Coeur; and

- Recommends that the board of directors of Wheaton reaffirm its recommendation to its shareholders that they vote FOR the resolution to approve the business combination with IAMGold Corporation (“IAMGold”) at the meeting of Wheaton shareholders on July 6, 2004.

Orion Securities Inc., financial advisors to the Special Committee, concluded that the IAMGold combination is financially more advantageous to the shareholders of Wheaton than the amended Coeur proposal.

Some further comments from the Special Committee:

- The latest Coeur proposal is not a Cdn$5.57 cash offer. The value of the Coeur proposal is Cdn$4.31 based on the closing price of Coeur’s shares on June 29, 2004.  Wheaton’s shareholders will likely not be able to receive more than Cdn$1.00 per Wheaton share in cash under the Coeur proposal.

- Notwithstanding repeated statements by Coeur that an offer will be made, COEUR HAS NOT MADE AN OFFER TO WHEATON SHAREHOLDERS.

- Coeur’s latest proposal will be partially funded by debt.  Bank and financing terms remain undisclosed.  The Coeur proposal would result in a highly leveraged company, presenting increased financial risk and a riskier capital structure than the peer group of companies.

- Coeur has a long history of losses and negative operating cash flow and has embarked on a risky financial strategy.  Coeur’s management and operations continue to consume, rather than generate, cash.

- Any market premium offered by Coeur could be eroded as the valuation of the combined company trends towards the lower multiples of net asset value accorded, on average, to peer group gold companies.

- The amended Coeur proposal is not as favourable as the IAMGold combination to Wheaton and its shareholders on a net asset value, cash flow and earnings per share basis.

- The Coeur assets have not been subject to due diligence and there appears to be significant risks associated with the Coeur development projects.

- The Coeur proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

- The combination with IAMGold continues to offer the best prospects for long term value.

July 6, 2004 Shareholders’ Meeting

A meeting of Wheaton shareholders will be held on July 6, 2004 at 11:00 a.m. (Toronto time) at the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario to conduct a further vote on the IAMGold combination.

IF A WHEATON SHAREHOLDER HAS DEPOSITED A PROXY WITH RESPECT TO THE SPECIAL RESOLUTION TO APPROVE THE ARRANGEMENT WITH IAMGOLD PRIOR TO OR AT THE ANNUAL AND SPECIAL MEETING OF WHEATON SHAREHOLDERS HELD ON JUNE 8, 2004, INCLUDING PROXIES DEPOSITED AFTER THE PRIOR PROXY CUT-OFF OF 11:00 A.M. (TORONTO TIME) / 8:00 A.M. (VANCOUVER TIME) ON JUNE 4, 2004, AND SUCH SHAREHOLDER DOES NOT INTEND TO CHANGE THEIR VOTE, NO FURTHER ACTION IS REQUIRED.

If a Wheaton shareholder has not deposited a proxy wishes to vote at the meeting on July 6, 2004, shareholders are urged to vote FOR the special resolution to approve the arrangement with IAMGold on the management form of proxy.  Shareholders are urged not to complete the GREEN proxy.

Wheaton shareholders as at the close of business on April 28, 2004 will be entitled to vote at the July 6, 2004 meeting.  In accordance with the provisions of the Ontario Business Corporations Act, shareholders who purchased shares after April 28 and who requested on or before June 25, 2004 that they be entitled to vote at the meeting may, in certain circumstances, be permitted to vote at the meeting.

In order to be valid, a proxy must be received by CIBC Mellon Trust Company (Attention:  Proxy Department) no later than 11:00 am (Toronto time)/8:00 am (Vancouver time) on July 2, 2004, being 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the July 6th meeting, at either of the following offices:

In Vancouver: Suite 1600 1066 West Hastings Street Vancouver, British Columbia V6E 3X1 FAX: 416- 368-2502	In Toronto: 200 Queen’s Quay East Unit 6 Toronto, Ontario M5K 4K9 FAX: 416-368-2502

CIBC Mellon Trust Company’s offices in Vancouver will be open for the deposit of proxies at 7:45 am (Vancouver time) on July 2, 2004.  CIBC Mellon Trust Company’s offices in Toronto will be open for the deposit of proxies at 8:30 am (Toronto time) on July 2, 2004.  Due to the Canada Day holiday, CIBC Mellon Trust Company’s offices in Vancouver and Toronto will not be open for the delivery of proxies by courier or in person on July 1, 2004.  Proxies may be deposited on July 1, 2004 by fax.  Proxies deposited by fax prior to the proxy-cut off deadline on July 2, 2004 will be accepted.

Any questions or requests for assistance with respect to the deposit or revocation of proxies or voting at the meeting may be directed by Wheaton shareholders to Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.